SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 13, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, 13 June 2011

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
Issuers Head Department

Re: Relevant Event – Financial Information Unit (FIU)

Dear Sirs,

Please be advised that Banco Macro S.A. and its Compliance Officers were given notice on the date hereof of a resolution issued on file No. 62/2009 of the FIU, pursuant to which all of them as a whole have been imposed a fine of AR$ 1,435,442, based on the provisions set forth in section 24, subsections 1 and 2 of Law 25246 (failure to comply with any disclosure obligation).

The operation with Banco Macro, which the FIU deems should have been disclosed, consisted of exchange buy transactions carried out by one and the same securities investor during the years 2006 and 2007, the most significant of such buy transaction being for US $6,089.

Finally, please be advised that Banco Macro S.A. filed an answer to such notice basing its defense on the due diligence proceedings it applied to the case and that it shall, therefore, file an appeal against such resolution in the appropriate time.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 13, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director